Mail Stop 3561

November 22, 2005

By Facsimile

Randall Perry, Esq.
c/o Synergy Brands, Inc.
44 Union Avenue
P.O. Box 108
Rutherford, NJ 07070

> **Re:** **Synergy Brands Inc.**
> **Form 10-K/A for the Year Ended**
> **December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0-19409**

Dear Mr. Perry:

Enclosed is a fax copy of a letter dated October 12, 2005, addressed to Mr. Mair Faibish, Chief Executive Officer of Synergy Brands, Inc. Our attempts to mail this letter to the street address listed in EDGAR have been unsuccessful evidently due to a recent address change.

Per your instructions on November 22, 2005, the letter will be mailed to 223 Underhill Blvd., Syosset, NY 11791. Please feel free to contact me at (202) 551-3341 if Mr. Faibish does not receive this letter in a reasonable amount of time.

Sincerely,

Brian McAllister
Staff Accountant